EXHIBIT 99.7

November 9, 2023

CONSENT OF NEIL BURNS

United States Securities and Exchange Commission

I, Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, Wheaton Precious Metals Corp. (the “Company”), hereby consent to being named as having approved the disclosure of the scientific and technical information, as well as the mineral resource estimates, contained in the news release of the Company dated November 9, 2023 (the “News Release”) and the Management’s Discussion and Analysis dated November 9, 2023 (the “Management’s Discussion and Analysis”), which have been incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-271239). I hereby confirm that I have read the News Release and the Management’s Discussion and Analysis and have no reason to believe that there are any misrepresentations in the information contained therein that is within my knowledge as a result of the services performed by me in connection with my approval of the disclosure of the scientific and technical information, as well as the mineral resource estimates, contained in the News Release and the Management’s Discussion and Analysis.

[Signature Appears on Following Page]

Yours truly,

/s/ Neil Burns
Neil Burns, M.Sc, P.Geo.
Vice President Technical Services,
Wheaton Precious Metals Corp.

[Signature Page to Consent]